UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Mello, Douglas J.
   Nx Networks, Inc.
   13595 Dulles Technology Drive
   Herndon, VA  20171
   USA
2. Issuer Name and Ticker or Trading Symbol
   Nx Networks, Inc.
   NXWX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/31/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Time Option (Right to |$1.28   |3/17/|A   | |35,000     |A  |(1)  |3/17/|Common Stock|35,000 |       |35,000      |D  |            |
Buy)                  |        |01   |    | |           |   |     |11   |            |       |       |            |   |            |
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Time Option (Right to |$0.75(2)|7/27/|    | |50,000     |A  |7/27/|7/27/|Common Stock|50,000 |       |50,000      |D  |            |
Buy)                  |        |99   |    | |           |   |99   |09   |            |       |       |            |   |            |
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Time Option (Right to |$0.75(2)|12/02|    | |50,000     |A  |12/02|12/02|Common Stock|50,000 |       |50,000      |D  |            |
Buy)                  |        |/99  |    | |           |   |/99  |/09  |            |       |       |            |   |            |
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Time Option (Right to |$0.75   |12/29|    | |120,000    |A  |12/29|12/29|Common Stock|120,000|       |120,000     |D  |            |
Buy)                  |        |/00  |    | |           |   |/00(3|/10  |            |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) 2,993 shares will vest and become exercisable each month for a period of one year from the date of grant.
(2)  Repriced to $0.75 per share effective December 22,
2000.
(3) 20,000 of the options vest on each one-month anniversary of December 29,
2000.
SIGNATURE OF REPORTING PERSON
/s/ Douglas J. Mello
DATE
April  10, 2001